UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025 Commission File Number: 001-36363
TCTM KIDS IT EDUCATION INC.
19/F, Building A, Vanke Times Center No.186 Beiyuan Road, Chaoyang District Beijing, 100102, People's Republic of China Tel: +86 10 6213-5687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

	By:	/s/ Xiaolan Tang
	Name:	Xiaolan Tang
	Title:	Chief Executive Officer

Date: January 8, 2025

EXHIBIT INDEX

Exhibit 99.1 – Press Release